5 January 2024

Kevin Stertzel
Anne McConnell
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Comment letter to Nokia Corporation dated 12 December 2023

Dear Mr. Stertzel and Ms. McConnell,

We submit the following responses to the comments of the staff
("Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "SEC") with respect to Nokia
Corporation's Form 20-F filed 2 March 2023 (the "2022 Form 20-F") received by letter dated 12 December 2023 addressed to Marco
Wiren, our Chief Financial Officer. All references in this letter to page numbers and captions correspond to the page numbers and captions in the 2022 Form 20-F, unless otherwise indicated. To facilitate the Staff's review, we have reproduced text of the Staff's comments in bold and italics below, followed by our responses. Capitalized terms used but not defined herein have the meanings given to them in the 2022 Form 20-F.

Question 1
General facts on Nokia
Alternative performance measures, page 117

1.	We note you present a measure you identify as "free cash
flow". In future filings, please revise the measure you present or revise the title of the measure you present to be consistent with the guidance in Question 102.07 of the Non-
GAAP Financial Measures Compliance & Disclosure Interpretations.

In response to your comment, and after reviewing guidance in Question 102.07 of the Non-GAAP Financial Measures Compliance &
Disclosure Interpretations, Nokia has decided to remove the proceeds from sale of property, plant and equipment and intangible assets, and the purchase of and proceeds from other non-current financial investments from its measure of net capital expenditures from its definition of Free Cash Flow in its future Form 20-F filings. Hereafter Nokia will define its Free Cash Flow measure as Net cash flows from operating activities less purchases of property, plant and equipment and intangible assets. Nokia believes that this change better aligns its Free Cash Flow measure with the aforementioned guidance and common practice.

In addition, starting with its Form 20-F for the year 2023, Nokia will clarify the purpose of Free Cash Flow included in the description of alternative performance measures used in the Form 20-F as set out below.

Proposed amended disclosure:

Free cash flow is the cash that Nokia generates after investments in property, plant and equipment and intangible assets, and we believe it provides meaningful supplemental information as it represents the cash available to service and repay interest-bearing financial liabilities, including lease liabilities, make investments to grow business and distribute funds to shareholders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Question 2
Financial Statements
Note 33. Subsequent events
New euro-denominated notes, page 176

2. We note your subsequent events disclosure states you issued EUR 500 million 4.375% "sustainability-linked" notes due August 2031. Please tell us, and disclose in future filings, the following:
-Describe the specific key sustainability performance indicators associated with these notes as well as the specific benchmarks or goals for each performance indicator.
-To the extent applicable, describe how the key sustainability performance indicator will be reliably measured.
-Describe the implications to the variability of cash flows if the key sustainability performance indicators are not met. -Disclose how you intend to account for the debt and whether or not you have recognized any embedded derivatives associated with the sustainability-linked features. To the extent you don't believe the debt instruments contain embedded derivatives, please provide the basis for your conclusion under IFRS 9.

Sustainability is a key component of Nokia's company purpose and corporate strategy. In the Sustainability and corporate responsibility section of the 2022 Form 20-F, Nokia describes its key sustainability targets determined based on its sustainability strategy. One of these targets is to reduce greenhouse gas ("GHG") emissions by 50% between 2019 and 2030 across Nokia's value chain (Scope 1, 2 and 3), and eventually reach net zero by 2050. This target is set through the Science Based Targets initiative and is in line with the 1.5 C global warming scenario.

The issuance of EUR 500 million 4.375% sustainability-linked notes due August 2031 on 21 February 2023 (the "Notes"), which was disclosed as a subsequent event in the 2022 Form 20-F, was carried out under Nokia's Sustainable Finance Framework ("NSFF"). The NSFF includes one Sustainable Performance Target ("SPT") which is the aforementioned key performance indicator ("KPI") to reduce absolute scope 1, 2 and 3 GHG emissions in tonnes of carbon dioxide equivalent ("tCO2e") by 50% between 2019 and 2030. The financial characteristics of the Notes are linked to the achievement or non-achievement of the SPT.

In case of non-achievement of the KPI, Nokia is required to pay a one-time redemption premium of EUR 3.75 million (the "Redemption
Premium") at the time of redemption. This Redemption Premium will also be payable if Nokia fails to publish certain reports verifying the achievement of the SPT in a timely manner as set out in the legal documentation of the financing.

In its consolidated financial statements Nokia measures the Notes at amortized cost. The Redemption Premium will be recorded if and when it is triggered. Nokia has determined that the achievement or non-achievement of SPT is a non-financial variable specific to Nokia. Nokia applies an accounting policy according to which a financial instrument or other contract that is linked to a non-financial variable specific to a party to the contract does not meet the definition of a derivative in IFRS 9, and therefore the Notes do not contain an embedded derivative.

In terms of pre-issuance verification, the NSFF has been reviewed by an external verifier Sustainalytics in the form of a second party opinion. The objective of the second party opinion is to provide an independent assessment of the framework's transparency and governance as well as its alignment with the Sustainability-Linked Bond Principles ("SLBP") 2020, published by International Capital Market Association, and Sustainability-Linked Loan Principles ("SLLP") administered by the Loan Syndications and Trading Association.

In its opinion, Sustainalytics considers the KPI, absolute scope 1, 2 and 3 GHG emissions (in tCO2e), to be very strong based on its materiality and relevance to Nokia's business, its high scope of applicability, the use of a clear and consistent methodology that is externally defined and its suitability to be benchmarked against external decarbonization trajectories. Sustainalytics considers the SPT, being the reduction of absolute scope 1, 2 and 3 GHG emissions (in tCO2e) by 50% between 2019 and 2030, to be aligned with Nokia's sustainability strategy.

In terms of post-issuance verification, Nokia has committed to have external limited assurance carried out on its performance of the KPI against the SPT annually and in the case of periods that are relevant for assessing the KPI against the SPT leading to a potential financial adjustment, said assurance will be carried out before publication of the report related to the target observation date. The external limited assurance will be provided by the independent auditor of Nokia, Deloitte Oy, or any such other qualified provider of third-party assurance or attestation services appointed by Nokia. The verification of the performance of the KPI, along with the assurance provider's verification statement, will be made publicly available on Nokia's website. The reporting and verification commitments are aligned with the SLBP 2020 and the SLLP 2022.

In its Form 20-F filings, Nokia provides in the Sustainability and corporate responsibility section information on the progress of the
KPI against SPT. In addition, Nokia is planning to disclose in the notes to the consolidated financial statements in respect of the Notes the following information:
-	The SPT to which the Notes are linked (reduce its absolute
scope 1, 2 and 3 GHG emissions (in tCO2e) by 50% between
2019 and 2030);
-	The fact that the SPT is one of Nokia's key sustainability
targets; and
-	The amount and timing of cash flow variability in case of non-
achievement of SPT (one-time redemption premium at maturity of EUR 3,750,000).

*     *     *

Please contact me via email at stephan.prosi@nokia.com should you require further information.

Respectfully yours,

/S/
Stephan Prosi
Vice President, Corporate Controlling and Accounting

Legal Address:
Nokia Oyj
Karakaari 7
02610 Espoo
Finland

Business Entity Code
0112038-9